March 24, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (787)834-0404

Ricardo Hernandez
Chief Financial Officer
W Holding Company, Inc.
19 West McKinley Street
Mayaguez, Puerto Rico 00681


Re:	W Holding Company, Inc.
	Form 10-K filed March 16, 2005
	File No. 001-16799

Dear Mr. Hernandez:

	We have reviewed your response letter dated January 23, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Year ended December 31, 2004

Note 19, "On-Balance Sheet Derivative Instruments and Hedging
Activities- Fair Value Hedging Instruments", page 109.

1. Please provide us with the following information with respect to
your letter dated January 23, 2006 that states the Company intends to
provide a response to our comment 6, under separate cover within
30
days:

* File with the Commission your response to comment 6 and discuss the relationship of your response to the restated financial statements covering the four-year period ended 2004 and the nine-month period ended September 30, 2005 with respect to mortgage loans transactions that did not qualify as "true sales" under SFAS 140 and adjustments related to hedge accounting under SFAS 133 for interest rate swaps.

* Explain to us the reasons for the difference between the $12.7 million estimated cumulative charge stated in your Form 8-K filed on
January 31, 2006 and the $9.7 million net effect of the actual restatements discussed in your Form 8-K filed on March 16, 2006.

Additional Comments

Consolidated Statement of Cash Flows, page 70

2. We refer to the "Supplemental Disclosures of Cash Flow
Information" on page 70 that shows in 2002 the Company transferred $41.048 million of available for sale securities to trading securities. In this regard, please tell us and discuss in the MD&A section of your amendment to the Form 10-K to be filed with the Commission the following:

* Describe the nature and timing of the special circumstances that resulted in the transfer from available for sale securities into trading securities. Refer in your response to your consideration of paragraph 15 of SFAS 115 that states transfers to and from trading securities should be rare.

* Disclose how you have classified the cash transactions related to these transferred securities in the statement of cash flows for subsequent periods considering the requirements of paragraph 9 of SFAS 102 with respect to securities originated or purchased specifically for resale and held for short periods of time.

3. Tell us how you accounted for CD broker placement fees at inception of the interest rate swap agreements used to hedge the interest rate risk of certain of your brokered CDs. Consider in your response that SFAS 133 (particularly paragraph 68.b) requires the interest rate swaps to have a fair value of zero at inception in order to qualify for the use of the "short-cut" method under SFAS 133 and the use of the "long-haul" method would be precluded since the hedge documentation required for the "long-haul" method was not in place at the inception of the hedge.


*	*	*






Closing Comments

      Please respond to these comments within 10 business days or
tell us when you will provide us with a response.   You may wish
to
provide us with marked copies of your proposed changes to disclosure in future filings to expedite our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Edwin Adames (Senior Staff Accountant) at
(202)
551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.


						Sincerely,



						John P. Nolan
						Accounting Branch Chief
Ricardo Hernandez
W Holding Company, Inc.
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